Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the Primary Conversion Acknowledgement Announcement issued pursuant to Paragraph 3.24 of HKEX-GL112-22. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Primary Conversion Acknowledgement Announcement.

CONTINUING CONNECTED TRANSACTIONS WITH ALIBABA GROUP

Partially-exempt CCTs with Alibaba Group

(1)	Logistics services procured from Alibaba Group

The Group from time to time procures logistics services, including, among others, warehouse operation, storage and domestic and international delivery services, from Alibaba Group to enable safe and prompt delivery of products.

(2)	Store operation services provided to Alibaba Group

The Group from time to time provides store operation services to Alibaba Group in accordance with the underlying agreements as negotiated with Alibaba Group to assist execution of its e-commerce strategies in Asia.

(3)	Warehousing services provided to Alibaba Group

The Group has established along the e-commerce value chain a robust logistics network and warehousing capacity. By leveraging the Group’s logistics network and warehousing capacity, a proportion of warehousing services, including, among others, packaging, shelving, storage, warehouse operation and delivery services, were procured by Alibaba Group.

Non-exempt CCTs with Alibaba Group

(4)	Marketing and platform services procured from Alibaba Group

The Group from time to time cooperates with Alibaba Group to utilize its marketing services, platform service, IT service to promote products of the Group or the e-commerce business of the brand partners of the Group during the three years ended December 31, 2021.

Listing Rules implications

As the highest applicable percentage ratio of the annual caps in respect of each of the Partially- exempt CCTs with Alibaba Group, including (1) the logistic services procured; (2) the store operation services provided; and (3) the warehousing services provided by the Group, exceeds 0.1% but is less than 5% on an annual basis, each of the Partially-exempt CCTs with Alibaba Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the annual caps in respect of the Non-exempt CCTs with Alibaba Group, namely the marketing and platform services procured by the Group, exceeds 5% on an annual basis, the Non-exempt CCTs with Alibaba Group shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS WITH CREAWAY GROUP

Partially-exempt CCTs with Creaway Group

(1)	Logistics services provided by the Group on behalf of Creaway Group

Pursuant to the Business Subcontracting and Cooperation Agreement, Creaway Group agreed to transfer and assign all rights and obligations under the Retained Logistics Business to the BolTone Group. The BolTone Group agreed to provide the logistics services to the customers under the Retained Logistics Business on behalf of Creaway Group, while Creaway Group agreed to collect all profits generated from the Retained Logistics Business on behalf of the BolTone Group.

(2)	Logistics services procured by the Group through Creaway Group

Pursuant to the Business Subcontracting and Cooperation Agreement, Creaway Group and the BolTone Group acknowledged that the BolTone Group is the de facto vendor under the Retained Logistics Procurement and Creaway Group agreed to take all necessary actions to ensure BolTone Group obtains the services under the Retained Logistics Procurement. The BolTone Group shall pay the logistics service suppliers directly or Creaway Group in case the logistics service expenses was advanced by Creaway Group on behalf of the BolTone Group.

Listing Rules implications

As the highest applicable percentage ratio of the annual caps in respect of each of the Partially-exempt CCTs with Creaway Group exceeds 0.1% but is less than 5% on an annual basis, the abovementioned transactions with Creaway Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

Reference is made to Primary Conversion Acknowledgement Announcement. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Primary Conversion Acknowledgement Announcement.

1.	INTRODUCTION

Following the Primary Conversion, all exceptions, waivers and exemptions available to the Company on the basis of, or conditional upon, its secondary listing status will cease to apply save as otherwise provided under the HKEX-GL112-22. In this regard and upon the Primary Conversion becomes effective, certain entities will become connected persons of the Company given their relationships with the Company as discussed in the paragraph headed “Connected Persons” below. Thus, the transactions between the Group and these entities will constitute continuing connected transactions under Chapter 14A of the Listing Rules and the Company will be required to comply with the requirements under Chapter 14A of the Listing Rules.

2.	CONNECTED PERSONS

The table below sets forth the entities that will become connected persons of the Company and have involved in the continuing connected transactions upon the Primary Conversion and the nature of their connection with the Company:

Names	Connected relationships

Certain subsidiaries of Alibaba Group Holding Limited (collectively, “Alibaba Group”)	As of the date of this announcement, Baotong Inc. was owned as to 70.0% by the Company and 30.0% by Cainiao. Cainiao is a substantial shareholder of Baotong Inc. and a connected person of the Company. Furthermore, Alibaba Investment held approximately 15.0% of the total ordinary Shares on an as-converted basis as of June 30, 2022 and was entitled to control the exercise of 8.9% of the voting power at any general meeting of the Company as of June 30, 2022.

Names	Connected relationships

Both Cainiao and Alibaba Investment are subsidiaries of Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988). By virtue of Rule 14A.13(1) of the Listing Rules, Alibaba Group Holding Limited (being the ultimate holding company of Cainiao and Alibaba Investment) and the fellow subsidiaries of Alibaba Group Holding Limited are associates of Cainiao and Alibaba Investment.

Jiangsu Creaway and certain of its subsidiaries (collectively, “Creaway Group”)	As of the date of this announcement, BolTone was owned as to 51% by Baotong E-Logistics Technology (Suzhou) Limited, a wholly-owned subsidiary of the Company, and 49% by Jiangsu Creaway. Jiangsu Creaway is a substantial shareholder of BolTone and a connected person of the Company.

3.	CONTINUING CONNECTED TRANSACTIONS WITH ALIBABA GROUP

3.1	Partially-exempt CCTs with Alibaba Group

3.1.1	Logistics services procured from Alibaba Group

Background and reasons for the transaction

Logistics is a critical procedure for e-commerce as the Group needs to leverage on efficient logistics services to help ensure a smooth and positive shopping experience for consumers. The Group has been selling the products purchased from its brand partners and/or their authorized distributors to consumers under its distribution model. Under the consignment model, the Group also provides warehousing and fulfillment services, whereby its brand partners stock their goods in warehouses of the Group for own future sales and the Group is responsible for managing storage and delivering goods to consumers. The Group requires efficient and reliable logistics services to enable its products to be safely and promptly delivered to its customers. The Group adopts a flexible outsourcing logistics model with several third-party logistic partners, with leading nationwide and quality logistics service providers, including Alibaba Group. By capitalizing on the logistics data platform and global fulfilment network of Alibaba Group, efficient and reliable domestic and international one- stop-shop logistics services can be provided to the Group and its customers for fulfilling their different logistic needs.

The logistics services include, among others, warehouse operation, storage and domestics and international delivery services provided by Alibaba Group from time to time. The logistics service fees shall be calculated and settled in accordance with the underlying agreements and the standard terms and conditions (as applicable) as amended and published on the respective logistics platforms operated by Alibaba Group or as separately negotiated with Alibaba Group from time to time. As of the date of this announcement, the logistics service fees included without limitation the following major components:

(a)	order processing fees, which are calculated with reference to the number of delivery orders made and are currently payable against each delivery order;

(b)	storage fees, which are calculated based on the size of the goods being stored in Alibaba Group’s warehouses and are payable monthly;

(c)	domestics and international delivery services fees, which are calculated based on the delivery route, size or weight (whichever results in the higher rate) of the goods being delivered by Alibaba Group, and are payable against each delivery order;

(d)	value-added service fees, depending on the type of value-added services procured, which are calculated based on the quantity of goods requiring the respective value- added services and are currently payable against each delivery order; and

(e)	disbursement and other incidental costs arising from the logistics services, such as tax paid on behalf of the Group by Alibaba Group, which shall be calculated based on the actual amount of disbursement incurred and are currently collected by Alibaba Group against each delivery order.

The service fees (other than the storage fees, which are settled monthly, and the order processing fees, which are settled after each parcel is despatched from the warehouse) are currently settled immediately against the completion of each delivery order.

Pricing policy

The logistics service fees are determined after arm’s length negotiations with reference to market rates obtainable from comparable service provider, and are charged based on a variety of factors including storage space taken and the weights and the delivery distance of the packages. The Group will typically obtain three (3) comparable quotations from independent third party service providers on an annual basis to ensure that the terms with Alibaba Group shall be on normal commercial terms or better as compared to those quoted by independent third party service providers for services of similar nature and scale. In addition to Alibaba Group, the Group also cooperates with other logistics services suppliers for such services. The services provided by Alibaba Group were subject to the same approval procedures as the services provided by other independent third parties.

Historical amount and basis of caps

The historical amounts of the logistics services fees paid to Alibaba Group for the three year ended December 31, 2021 and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Proposed annual caps for the year ending December 31,
	2019	2020	2021	2022	2023	2024

	(RMB in thousand)
Logistics services fees paid to Alibaba Group	92,887	88,962	72,459	83,996	99,208	117,883

The decrease in the historical amounts of logistics services fees paid to Alibaba Group for the three years ended December 31, 2021 was resulted from (i) the rapid development of logistics infrastructure directly operated by the Group; and (ii) the reduction in gross merchandise value in apparel and accessories category for the year ended December 31, 2021, which is a category that brand partners engagement with us for consignment model, due to weaker macro-environment, outbreak of COVID-19 and impact from Better Cotton initiatives, a non- profit, multistakeholder governance group that promotes better standards in cotton farming and practices.

The Group expects the procurement of logistics services from Alibaba Group will increase for the three years ending December 31, 2024. When estimating the annual caps, the Directors have taken into consideration the following factors, including: (i) the Group’s normalized business expansion in the post-COVID-19 recovery; (ii) the deepening engagement with the brand partners; and (iii) the expected strategic cooperation with Alibaba Group.

Listing Rules implications

Alibaba Group shall be a connected person of the Company upon the Effective Date as discussed in the paragraph headed “Connected Persons” above. Since each of the providers of logistics services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules.

The logistics services procured from Alibaba Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the annual caps in respect of the logistics services procured from Alibaba Group exceeds 0.1% but is less than 5% on an annual basis, the logistics services procured from Alibaba Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

3.1.2	Store operation services provided to Alibaba Group

Background and reasons for the transaction

The Company has been providing end-to-end brand e-commerce services (including, among others, information technology solutions, online store operation, digital marketing, customer service and warehousing and fulfilment services) to Alibaba Group under its service fee model to facilitate their online sales. By leveraging the Group’s end-to-end e-commerce service capabilities, omnichannel coverage and technology-driven solutions, the Group assists Alibaba Group to execute their e-commerce strategies in Asia. The Group shall provide the store operation services to Alibaba Group in accordance with the underlying agreements as negotiated with Alibaba Group from time to time.

The store operation service fees shall be calculated and settled in accordance with the underlying agreements as separately negotiated with Alibaba Group from time to time. As of the date of this announcement, the store operation services fees included without limitation the following major components:

(a)	sale commission fees, which are calculated as a percentage of the gross merchandise volume of all purchases transacted by Alibaba Group of the applicable categories on the stores operated by the Group; and

(b)	monthly service fees, which are charged to Alibaba Group (different amount of monthly fee is applicable to different categories of products), if applicable.

The service fees are settled on a periodic basis such as monthly settlement.

Pricing policy

The Group separately negotiates with Alibaba Group for the terms and rates of the store operation services with reference to the prevailing market price of the type of store operation services based on arm’s length negotiation. The pricing of the store operation services provided to Alibaba Group shall be determined with reference to the Group’s actual costs on case-by-case basis plus a target profit margin of at least 5% based on the Group’s fee and charge schedule, annual target and the preliminary estimation, taking into account a number of factors, including, but not limited to, categories of products, service fees, commission fees charged by the e-commerce platforms, the expected demand for the store operation services of the Group (there being a positive correlation between, on the one hand, the demand for the store operation services and the service fees to be charged on the other hand), and in any event at terms and prices no more favourable than those to be offered by the Group to independent third parties. In addition to Alibaba Group, the Group also provides with other customers and platforms for such services. The services provided to Alibaba Group were subject to the same approval procedures as the services provided to other independent third parties.

Historical amount and basis of caps

The historical amounts of store operation services revenue generated from Alibaba Group for the three year ended December 31, 2021 and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Proposed annual caps for the year ending December 31,
	2019	2020	2021	2022	2023	2024

	(RMB in thousand)
Store operation services revenue generated from Alibaba Group	29	21,418	12,313	14,274	16,859	20,032

The decrease in the revenue generated from store operation services from Alibaba Group between the years ended December 31, 2020 and 2021 was resulted from (i) the reduction in consumer’s consumption in apparel and accessories category during the year ended December 31, 2021 due to weaker macro-environment and outbreak of COVID-19 since the end of year 2019; and (ii) the termination of service for one of Alibaba Group’s collection stores during the year ended December 31, 2021.

The Group expects the provision of store operation services to Alibaba Group will increase for the three years ending December 31, 2024 due to the gradual recovery of Asia market from the COVID-19 pandemic.

Listing Rules implications

Alibaba Group shall be a connected person of the Company upon the Effective Date as discussed in the paragraph headed “Connected Persons” above. Since each of the customers of store operation services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules.

The store operation services provided to Alibaba Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the annual caps in respect of the store operation services provided to Alibaba Group exceeds 0.1% but is less than 5% on an annual basis, the store operation services provided to Alibaba Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

3.1.3	Warehousing services provided to Alibaba Group

Background and reasons for the transaction

The Group has established along the e-commerce value chain a robust logistics network and warehousing capacity. As of December 31, 2021, the Group directly operated 57 warehouses with an aggregate gross floor area of approximately 1,135,000 square meters in 12 cities, including Shanghai, Beijing, Suzhou, Shenzhen, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Enshi, Suqian and Hong Kong, serving end consumers from China, Hong Kong, Macau and Taiwan. By leveraging the Group’s logistics network and warehousing capacity, a proportion of warehousing services were procured by Alibaba Group.

The warehousing services include, among others, packaging, shelving, storage, warehouse operation and delivery services provided to Alibaba Group from time to time. The warehousing services were delivered under the warehousing service cooperation agreements entered into with Alibaba Group. The warehousing service fees shall be calculated and settled in accordance with the underlying agreements and the standard terms and conditions (as applicable) with reference to the prevailing market price of the type of warehousing services based on arm’s length negotiation. As of the date of this announcement, the warehousing service fees included without limitation the following major components:

(a)	processing fees, which are calculated according to the number of delivery orders made and are currently payable against each delivery order;

(b)	storage fees, which are calculated based on the size of the goods being stored in the Group’s warehouses and are payable monthly;

(c)	packaging fees, which are calculated according to the number of delivery orders made and are currently payable against each delivery order; and

(d)	value-added service fees, depending on the type of value-added services provided, which are calculated based on the quantity of goods requiring the respective value- added services and are currently payable against each delivery order.

The service fees are settled on a periodic basis such as monthly settlement.

Pricing policy

The Group separately negotiates with Alibaba Group for the terms and rates of the warehousing services with reference to the prevailing market price of the type of warehousing services based on arm’s length negotiation. The pricing of the warehousing services provided to Alibaba Group shall be determined with reference to the Group’s actual costs on case- by-case basis plus a target profit margin of at least 1% based on the Group’s fee and charge schedule, annual target and the preliminary estimation, taking into account a number of factors, including, but not limited to, storage space taken and the weights and the delivery distance of the packages, the expected demand for the warehousing services (there being a positive correlation between, on the one hand, the demand for the warehousing services and the service fees to be charged on the other hand), the market positioning and strategies of the Group, and in any event at terms and prices no more favourable than those to be offered by the Group to independent third parties. In addition to Alibaba Group, the Group also provides warehousing services to other customers. The services provided to Alibaba Group were subject to the same approval procedures as the services provided to other independent third parties.

Historical amount and basis of caps

The historical amounts of warehousing services revenue generated from Alibaba Group for the three year ended December 31, 2021 and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Proposed annual caps for the year ending December 31,
	2019	2020	2021	2022	2023	2024

	(RMB in thousand)
Warehousing services revenue generated from Alibaba Group	21,539	1,295	33	42,784	81,222	103,769

The decrease in the historical amounts of warehousing services revenue for the three years ended December 31, 2021 was resulted from the termination of services for one of Alibaba Group’s collection stores during the year ended December 31, 2020, as well as weaker macro-environment and outbreak of COVID-19 since the end of year 2019.

The Group expects the procurement of warehousing services by Alibaba Group will increase for the three years ending December 31, 2024. When estimating the annual caps, the Directors have taken into consideration the following factors, including: (i) the Group’s normalized business expansion in the post-COVID-19 recovery; and (ii) the expected strategic cooperation with Alibaba Group regarding the provision of warehouse operation services to new warehouses operated by Alibaba Group and new engagement of Alibaba Group’s collection stores.

Listing Rules implications

Alibaba Group shall be a connected person of the Company upon the Effective Date as discussed in the paragraph headed “Connected Persons” above. Since each of the customers of warehousing services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules.

The warehousing services provided to Alibaba Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the annual caps in respect of the warehousing services provided to Alibaba Group exceeds 0.1% but is less than 5% on an annual basis, the warehousing services provided to Alibaba Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

3.2	Non-exempt CCT with Alibaba Group

3.2.1	Marketing and platform services procured from Alibaba Group

Background and reasons for the transaction

Alibaba Group is a leading market player in terms of digital media and entertainment industry in China and also operates the largest e-commerce platform in China. For official marketplace stores on Tmall operated by the Group, Tmall provides a wide range of services including, among others, platform support, pay-for-performance marketing and display marketing services. The Group from time to time cooperates with Alibaba Group to utilize its marketing services, platform service, and IT service to promote products of the Group or the e-commerce business of the brand partners of the Group during the three years ended December 31, 2021. The agreements entered with Alibaba Group provide different arrangements and prescribed respective amount and payment terms based on the specific type of service rendered.

Based on the type of services rendered, the marketing and platform service fees shall be calculated and settled in accordance with the underlying agreements with reference to the prevailing market price of the type of services based on arm’s length negotiation.

The Company believes that the marketing and platform services provided by Alibaba Group are effective marketing tools which will enable the Group to reach out to more customers and boost the sales of the Group and its brand partners’ products, as well as facilitating the inventory management of the Company. The Company further believes that by marketing and selling products on various platforms operated by Alibaba Group and by leveraging the ecosystem developed by Alibaba Group, the Group can acquire, retain and further deepen its engagement with consumers in an efficient and effective manner, enhance brand awareness and deliver seamless consumer experience with logistics and fulfillment capabilities of Alibaba Group and/or the Group. Having considered the positive impact of Alibaba Group’s marketing and platform services on the Group’s sales, the Group expects to allocate more resources to such marketing and platform services provided by Alibaba Group going forward.

•	Marketing services

As of the date of this announcement, the marketing service fees included without limitation the following major components:

(a)	CPM (cost per impression) model advertising services. Advertisements are displayed on the various platforms operated by Alibaba Group and Alibaba Group charges advertising fees each time the advertisement is displayed. The unit prices of certain CPM model advertisements are fixed while the unit prices of other advertisements are determined through an auction system. Where the auction system applies, the Group offers bid prices for the relevant advertisement spaces, taking into account the commercial circumstances and comparable prices offered by other independent third party advertisers on other advertising platforms. Alibaba Group’s systems will automatically accept the highest bids for each advertising space where the auction process is used;

(b)	CPC (cost per click) model advertising services. Advertisements are displayed on the various platforms operated by Alibaba Group and Alibaba Group charges advertising fees each time a user clicks on the displayed advertisement. The unit prices of certain CPC model advertisements are fixed while the unit prices of other advertisements are determined through an auction system, under which the Group offers bid prices for the relevant advertisement spaces, taking into account the commercial circumstances and comparable prices offered by other independent third party advertisers on other advertising platforms. Alibaba Group’s systems will automatically accept the highest bids for each advertising space where the auction process is used; and

(c)	project-based advertising services. Alibaba Group provides project-based advertising campaign services, whereby it offers advertisements on its advertising platforms for a certain advertising period. Alibaba Group charges advertising fees based on the actual transaction amounts, length of adWords used and the amount of time displayed (as the case may be). The specific location, timing and frequency of the advertisements displayed on various platforms during the period will be determined by Alibaba Group.

•	Platform services

As of the date of this announcement, the platform service fees included without limitation the following major components:

(a)	a standard rebatable annual fee designated by Alibaba Group (different amount of annual fee is applicable to different categories of products), if applicable;

(b)	technical service fees, which are calculated as a percentage of the value of sales of products or services sold by the Group of the applicable categories on different platforms of Alibaba Group as published from time to time; and

(c)	payment handling fees, which include any costs incurred in the credit card payment handling and the instalment payment handling (if required and as applicable), of the products sold by the Group on different platforms of Alibaba Group which are determined based on the standard rate of the relevant marketing platform selected.

Terms of the agreements entered with Alibaba Group on marketing and platform services

Each of the terms of the agreements entered with Alibaba Group on marketing and platform services does not exceed three years from the Effective Date.

Pricing policy

The Group separately negotiates with Alibaba Group for the terms and rates of the marketing and platform services with reference to the prevailing market price of the type of marketing and platform services based on arm’s length negotiation. In addition to Alibaba Group, the Group also cooperates with other marketing and platform services suppliers for such services. The services provided by Alibaba Group were subject to the same approval procedures as the services provided by other independent third parties.

•	Marketing services

The marketing service fees to be incurred by the Company will be determined with reference to the prevailing market rates, which will be reviewed and compared by the Company against the market data collected by the marketing team of the Company from time to time and at least quarterly, and the market rates for similar marketing services offered by independent third parties. In addition, the Group may choose to place advertisements through a real time bidding system, which equally applies to other independent third-party advertisers.

•	Platform services

The platform service fees to be incurred by the Company will be determined with reference to the prevailing market rates and the market rates for similar platform services offered by independent third parties.

Historical amount and basis of caps

The historical amounts of marketing expenses incurred related to Alibaba Group the provision of marketing and platform services by Alibaba Group for the three years ended December 31, 2021 and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Proposed annual caps for the year ending December 31,
	2019	2020	2021	2022	2023	2024

	(RMB in thousand)
Marketing and platform service fees paid to Alibaba Group	655,614	671,468	752,833	872,716	1,030,764	1,224,799

The increase in the historical amounts of marketing expenses incurred for the three years ended December 31, 2021 was resulted from an increase in the advertising expenditures on Tmall as the Group engaged in more advertising activities to increase its gross merchandise volume.

The Group expects the purchase of various marketing and platform services from Alibaba Group will increase for the three years ending December 31, 2024. When estimating the annual caps, the Directors have taken into consideration the following factors, including: (i) the continuous investment in marketing and promotion activities and sales network expansion to expand its brand e-commerce business partner base; (ii) online marketing has become increasingly important and the amount for online marketing activities would take a higher percentage in the Group’s overall marketing expenses; and (iii) the anticipated increase in the price of the marketing services rendered.

The Group has taken into account the existing agreements with its brand partners as well as their potential increase in the use of the Group’s services due to circumstances such as the increased sales volume or the enhanced brand awareness. Considering that online marketing has become increasingly important and that brand partners observe positive results through the use of the Group’s services, it is expected that brand partners will continue to utilize the Group’s services as part of their aim to drive product awareness. Furthermore, it is expected that the Group will continue to attract new brand partners. With reference to the aforementioned projections and based on (i) the historical merchandise volume on Tmall as compared to the Group’s overall gross merchandise volume; and (ii) the historical average rate of advertising expenditures paid to the Alibaba Group, the Group has derived at the proposed annual caps for the three years ending December 31, 2024.

Listing Rules implications

Alibaba Group shall be a connected person of the Company upon the Effective Date as discussed in the paragraph headed “Connected Persons” above. Since each of the providers of marketing and platform services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules.

The marketing and platform services procured from Alibaba Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the annual caps in respect of the Non-exempt CCTs with Alibaba Group, namely the marketing and platform services procured by the Group, exceeds 5% on an annual basis, the Non-exempt CCT with Alibaba Group shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Independent Shareholders’ approval

Upon the Primary Conversion, the marketing and platform services and the proposed annual caps for the three years ending December 31, 2024 will be subject to the reporting, annual review, announcement requirements and the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules. Therefore, the Company will convene the EGM and seek independent Shareholders’ approval, during which an ordinary resolution(s) will be proposed to the independent Shareholders to consider and if appropriate, approve the marketing and platform services and the proposed annual caps. Any vote of the independent Shareholders at the EGM will be taken by poll.

The Independent Board Committee comprising all the independent Directors has been established to advise and give recommendation to the independent Shareholders on the approval of the marketing and platform services and the proposed annual caps. Altus Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the independent Shareholders in this regard.

For the purpose of seeking the approval of the independent Shareholders, a circular containing, inter alia , (i) details of the the marketing and platform services and the proposed annual caps; (ii) a letter from the Independent Board Committee; (iii) a letter of advice from the Independent Financial Adviser to advise the Independent Board Committee and the independent Shareholders; and (iv) a notice of the EGM will be despatched to the Shareholders as soon as practicable, but in any event not later than October 5, 2022.

3.3	Internal control measures

Upon the Effective Date, the Company will adopt adequate internal control measures to comply with the Listing Rules requirements with respect to the supervision and monitoring of the annual caps of each nature of the transactions with Alibaba Group, as well as other connected transactions of the Group. The accounting department will conduct regular checks on a quarterly basis to review and assess whether the transactions contemplated under the relevant continuing connected transaction are being conducted in accordance with the terms (in particular the annual caps and the pricing mechanism) of the relevant transactions.

The Company will continue to closely monitor the transactions with Alibaba Group and, in the event that any adjustment to an annual cap becomes foreseeable, will take prompt action to make necessary disclosure and obtain the independent Shareholders’ approval. The relevant counterparties to the the agreements with Alibaba Group have also agreed to allow the Company and its external auditors to access the information necessary to report on the continuing connected transactions with Alibaba Group.

The independent Directors and auditors of the Company will conduct an annual review of each of the Partially-exempted CCTs with Alibaba Group and Non-exempted CCTs with Alibaba Group and provide annual confirmation to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies, as in compliance with Rules 14A.55 and 14A.56 the Listing Rules. The audit committee of the Board will review the Company’s financial controls, risk management and internal control systems.

With respect to connected transactions relating to procurement of services, the staff of the procurement department of the relevant services will compare the price paid to other similar type of independent third-party suppliers which provide similar services to the Group with reference to external information about the local market and make corresponding adjustments where there is any change in market price in a timely matter; and the price to be paid to the connected persons whenever the price of the relevant services to be procured exceeds the thresholds set by the Group. The price will then be approved by the person-in-charge of the procurement department of the relevant services to ensure that the relevant price is no more favourable than to be paid to the independent third parties. The person-in-charge will then be responsible to negotiate the price based on normal commercial terms after arm’s length negotiation during the relevant period.

With respect to connected transactions relating to provision of services, the staff of the relevant department will compare the price the Group offered to other similar type of independent third-party customers which receive similar services from the Group quarterly with reference to external information about the local market and make corresponding adjustments where there is any change in market price in a timely matter; and the price to be offered to the connected persons. The price will then be approved by the person-in-charge of the relevant department to ensure that the relevant price is no more favourable than to be offered to the independent third parties. The person-in-charge will then be responsible to negotiate the price based on normal commercial terms after arm’s length negotiation during the relevant period.

3.4	View of the Directors

3.4.1	Partially-exempt CCTs with Alibaba Group

The Directors (including the independent Directors) are of the view that (a) each of the Partially-exempt CCTs with Alibaba Group has been and will be entered into during the ordinary and usual course of business of the Group, on normal commercial terms or better and the terms are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (b) the proposed annual caps under each of the Partially-exempt CCTs with Alibaba Group are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

3.4.2	Non-exempt CCTs with Alibaba Group

The Directors (excluding the independent Directors who will form their views after receiving advice from the Independent Financial Adviser) are of the view that (a) the Non-exempt CCTs with Alibaba Group has been and will be entered into during the ordinary and usual course of business of the Group, on normal commercial terms or better and the terms are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (b) the proposed annual caps under the Non-exempt CCTs with Alibaba Group are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

3.4.3	Interests of Directors

To the best knowledge, information and belief of the Company, as at the date of this announcement, none of the Directors has any material interest in any of the Partially-exempt CCTs with Alibaba Group or the Non-exempt CCTs with Alibaba Group and therefore no Director was required to abstain from voting on the resolution(s) of the Board approving of the Partially-exempt CCTs with Alibaba Group and the Non-exempt CCTs with Alibaba Group (including the respective annual caps relating thereto).

3.5	Information on the parties

3.5.1	The Company

The Company is a company with limited liability incorporated in the Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entities are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

3.5.2	Cainiao and Alibaba Group Holding Limited

Cainiao is a company with limited liability incorporated under the Laws of the British Virgin Islands and is principally engaged in logistics business. Cainiao has been consolidated within the Alibaba Group Holding Limited since October 2017. Alibaba Group Holding Limited is a company with limited liability incorporated in the Cayman Islands on June 28, 1999. Alibaba Group Holding Limited is a holding company and conducts its businesses primarily through its subsidiaries which aim to provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with its users and customers and operate in a more efficient way.

3.6	General

As at June 30, 2022, Alibaba Investment held 26,469,422 Class A ordinary shares, representing 15.0% and 8.9% of the total issued Shares and the aggregate voting power of the Company, respectively, which should be deemed to have material interests in the Non- exempt CCTs with Alibaba Group (including the respective annual caps relating thereto), Alibaba Investment would abstain from voting in the EGM on the resolution(s) approving the Non-exempt CCTs with Alibaba Group (including the respective annual caps relating thereto). Save for the aforesaid and to the best knowledge, information and belief of the Company, as at the date of this announcement, no other Shareholder has a material interest in the Non-exempt CCTs with Alibaba Group (including the respective annual caps relating thereto) and therefore no other Shareholder is required to abstain from voting on the proposed resolution(s) approving the Non-exempt CCTs with Alibaba Group (including the respective annual caps relating thereto).

4.	CONTINUING CONNECTED TRANSACTIONS WITH CREAWAY GROUP

4.1	Partially-exempt CCTs with Creaway Group

4.1.1	Logistics services provided by the Group on behalf of Creaway Group

Background and reasons for the transaction

The Group offers warehousing and fulfillment services to its brand partners and has established along the e-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for consumers. BolTone is a limited liability company established in the PRC and a warehousing and supply chain service provider in the PRC. While the Group expanded its logistics network and warehousing capacity in the past few years, BolTone had become a service provider for the Group since September 2018. In May 2021, the Group acquired 51% equity interests in BolTone, comprising cash consideration and contingent consideration subject to BolTone’s future operating results.

The acquisition of BolTone has enlarged premium warehousing capacities and extended vertical coverage of the Group such as fast moving consumer goods category and beauty and cosmetics category. This acquisition has also brought more customs declaration and business- to-business opportunities to the Group. Pursuant to the equity transfer and capital injection agreement (the “Acquisition Agreement”) entered into between, among others, Jiangsu Creaway and BolTone on May 20, 2021, Creaway Group agreed to transfer and assign its logistics business such as supply chain, freight, warehousing and customs declaration services (except those related to medical industry) to BolTone and its subsidiaries (the “BolTone Group”) following the completion of the reorganization contemplated under the Acquisition Agreement. In addition, Creaway Group agreed to procure its logistics service customers to enter into new service agreements with the BolTone Group in substitution for and to the exclusion of the then existing service agreement entered into with Creaway Group. Nevertheless, due to the reasons on the part of the logistics service customers which is out of Creaway Group’s control, certain logistics business of Creaway Group have not been transferred to the BolTone Group (the “Retained Logistics Business”). In this regard, BolTone, Jiangsu Creaway and certain members of Creaway Group entered into the business subcontracting and cooperation agreement (the “Business Subcontracting and Cooperation Agreement”) on October 15, 2021. Pursuant to the Business Subcontracting and Cooperation Agreement, Creaway Group agreed to transfer and assign all rights and obligations under the Retained Logistics Business to the BolTone Group. The BolTone Group agreed to provide the logistics services to the customers under the Retained Logistics Business on behalf of Creaway Group, while Creaway Group agreed to collect all profits generated from the Retained Logistics Business on behalf of the BolTone Group.

Therefore, the transactions contemplated under the Business Subcontracting and Cooperation Agreement are purely an administrative arrangement resulted from the acquisition of 51% equity interests in BolTone by the Group. No commission has been paid to and no markup has been charged by Creaway Group.

Historical amount and basis of caps

The historical amounts of logistics services revenues collected by Creaway Group for the three years ended December 31, 2021 and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Proposed annual caps for the year ending December 31,
	2019	2020	2021	2022	2023	2024

	(RMB in thousand)
Logistics service revenues collected by Creaway Group	Nil(Note)	Nil(Note)	68,556	65,876	22,684	11,267

Note: The Group acquired 51% equity interests in BoITone from Jiangsu Creaway through capital injection in May 2021.

For the three years ended December 31, 2021, the aggregate amount of logistics service revenues collected by Creaway Group was nil, nil and RMB68.6 million as the Group acquired 51% equity interests in BolTone in May 2021 and the subsequent entering of the Business Subcontracting and Cooperation Agreement in October 2021.

The proposed annual caps for the logistics service revenues collected by Creaway Group were estimated based on the existing service agreements with customers under the Retained Logistics Business. The Group expects the logistics service revenues collected by Creaway Group will decrease for the three years ending December 31, 2024 as the Retained Logistics Business will be transferred to the BolTone Group progressively or terminated due to the expiration.

Listing Rules implications

Logistics services provided by the Group on behalf of Creaway Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the proposed annual caps in respect of the logistics service provided by the Group on behalf of Creaway Group exceeds 0.1% but is less than 5% on an annual basis, the logistics services provided by the Group on behalf of Creaway Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

4.1.2	Logistics services procured by the Group through Creaway Group

Background and reasons for the transaction

As a result of the acquisition of 51% equity interests in BolTone in May 2021 by the Group as discussed in the paragraph headed “Logistics services provided by the Group on behalf of Creaway Group – Background and reasons for the transaction ’ above, Creaway Group agreed to transfer and assign its logistics services procured from independent third parties to the BolTone Group. Creaway Group agreed to procure its logistics service suppliers to enter into new procurement agreements with the BolTone Group in substitution for and to the exclusion of the then existing procurement agreement entered into with Creaway Group. Nevertheless, due to the reasons on the part of the logistics service suppliers which is out of the Creaway Group’s control, certain procurement by the Creaway Group have not been transferred to the BolTone Group (the “Retained Logistics Procurement”). Pursuant to the Business Subcontracting and Cooperation Agreement, Creaway Group and the BolTone Group acknowledged that the BolTone Group is the de facto vendor under the Retained Logistics Procurement and Creaway Group agreed to take all necessary actions to ensure BolTone Group obtains the services under the Retained Logistics Procurement. The BolTone Group shall pay the logistics service suppliers directly or Creaway Group in case the logistics service expenses was advanced by Creaway Group on behalf of the BolTone Group.

Therefore, the transactions contemplated under the Business Subcontracting and Cooperation Agreement are purely an administrative arrangement resulted from the acquisition of 51% equity interests in BolTone by the Group. No commission has been paid to and no markup has been charged by Creaway Group.

Historical amount and basis of caps

The historical amounts of logistics services expenses advanced by Creaway Group for the three years ended December 31, 2021 and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Proposed annual caps for the year ending December 31,
	2019	2020	2021	2022	2023	2024

	(RMB in thousand)
Logistics service expenses advanced by Creaway Group	Nil(Note)	Nil(Note)	57,904	14,434	3,600	3,600

Note: The Group acquired 51% equity interests in BoITone from Jiangsu Creaway through capital injection in May 2021.

For the three years ended December 31, 2021, the aggregate amount of logistics service expenses advanced by Creaway Group was nil, nil and RMB57.9 million as the Group acquired 51% equity interests in BolTone in May 2021 and the subsequent entering of the Business Subcontracting and Cooperation Agreement in October 2021.

The proposed annual caps for the logistics service expenses advanced by Creaway Group were estimated based on the existing procurement agreements with suppliers under the Retained Logistics Procurement. The Group expects the logistics service expenses advanced by Creaway Group will decrease for the three years ending December 31, 2024 as the Retained Logistics Procurement will be transferred to the BolTone Group progressively or terminated due to the expiration.

Listing Rules implication

Logistics services procured by the Group through Creaway Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the proposed annual caps in respect of the logistics service procured by the Group through Creaway Group exceeds 0.1% but is less than 5% on an annual basis, the logistics services procured by the Group through Creaway Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

4.2	Further information about the transactions between Creaway Group and the Group contemplated under the Business Subcontracting and Cooperation Agreement

The payment from/to Creaway Group is interim and transitional administrative arrangement under the Business Subcontracting and Cooperation Agreement in order to handle the dealings between Creaway Group and the third-party customers/suppliers where the ultimate service provider/user is the BolTone Group. It is expected that transaction amounts between Creaway Group and the Group will decrease in the future and eventually cease as the third- party customers/suppliers will enter into new service agreements with the BolTone Group and the existing service agreements entered into with Creaway Group will be terminated due to the expiration. The information on the interim administrative arrangement with Creaway Group is set out below:

4.2.1	Logistics services provided by the Group on behalf of Creaway Group

Normally, the third-party customers will place purchase orders to Creaway Group which will specify the type of logistics services requested. The purchase orders set out the principal terms of the logistics services requested (such as price and payment term) whereas the terms and conditions of an individual transaction (such as quantity of inventory to be delivered, delivery route and delivery schedule) will be set out in the relevant purchase order of the transaction. The salient terms of purchase order for logistics services are set out below:

Charges of service:	Based on the prescribed rate specified in the purchase order
Payment term:	Bank transfer
Credit period:	60 days from invoice date

After Creaway Group has received the purchase orders from third-party customers, Creaway Group will arrange the BolTone Group to provide the requested services to the third-party customers. As an administrative arrangement stipulated in the Business Subcontracting and Cooperation Agreement, Creaway Group shall transfer the profit collected from the purchase orders to the BolTone Group by telegraphic transfer within 15 days after receipt from the third-party customers. No commission has been paid to and no markup has been charged by Creaway Group.

4.2.2	Logistics services procured by the Group through Creaway Group

Typically, the third-party suppliers and Creaway Group will enter into the quotations or agreements which will specify the type of logistics services provided. The type of services procured by Creaway Group include, but not limited to, logistics services, warehousing leasing, custom declaration services, pallet rental and certain maintenance services. The form and content of quotations or agreements for different type of services vary from each other in different aspects such as price and payment term.

Nevertheless, in the case that the payment to third-party suppliers was collected in advance from the BolTone Group by Creaway Group, it is stipulated in the Business Subcontracting and Cooperation Agreement that Creaway Group shall transfer all the relevant payments to the third-party suppliers in a timely manner and without any deduction. In case the payment to third-party suppliers was advanced by Creaway Group, the BolTone Group shall pay Creaway Group within 15 days after payment by Creaway Group. No commission has been paid to and no markup has been charged by Creaway Group.

4.3	View of the Directors

The Directors (including the independent Directors) are of the view that (a) each of the Partially-exempt CCTs with Creaway Group has been and will be entered into during the ordinary and usual course of business of the Group, on normal commercial terms or better, and the terms are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (b) the proposed annual caps under each of the Partially-exempt CCTs with Creaway Group are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

To the best knowledge, information and belief of the Company, as at the date of this announcement, none of the Directors has any material interest in any of the Partially-exempt CCTs with Creaway Group and therefore no Director was required to abstain from voting on the resolution(s) of the Board approving of the Partially-exempt CCTs with Creaway Group (including the respective annual caps relating thereto).

4.4	Information of Jiangsu Creaway and Creaway Group

Jiangsu Creaway is a company with limited liability established in the PRC. Creaway Group is a group of companies established in the PRC and is principally engaged in third-party logistics business in fast-moving consumer goods area, electronic products area, medical area and industrial area.

5.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Alibaba Investment”	Alibaba Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“BolTone”	Suzhou Baoleantone International Logistics Co., Ltd. (蘇州市寶連通國際貨運代理有限公司), a limited liability company established under the laws of the PRC

“Cainiao”	Cainiao Smart Logistics Investment Limited, a company with limited liability incorporated under the Laws of the British Virgin Islands

“China” or “PRC”	the People’s Republic of China, but for the purpose of this announcement and for geographical reference only and except where the context requires otherwise, references in this announcement to “China” and the “PRC” exclude Taiwan, Hong Kong and Macau

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting to be convened by the Company prior to the Effective Date which is expected to be in October 2022

“Group”	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“HKEX-GL112-22”	the Stock Exchange’s Guidance Letter HKEX-GL112-22

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	An independent committee of the Board, comprising all independent Directors, namely Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, established to, among others things, advise the independent Shareholders on the Non-exempt CCTs with Alibaba Group

“Independent Financial Adviser”	Altus Capital Limited, a licensed corporation to carry out Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities under the the SFO, which has been appointed as the independent financial adviser to the Independent Board Committee and the independent Shareholders on the Non-exempt CCTs with Alibaba Group

“independent third party(ies)”	person(s) or company(ies) and their respective ultimate beneficial owner(s), who/which, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is/are not connected with the Company

“Jiangsu Creaway”	Jiangsu Creaway Supply Chain Management Co., Ltd. (江蘇恒偉供應鏈管理有限公司), a limited liability company established under the laws of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“Macau”	the Macau Special Administrative Region of the PRC

“Non-exempt CCTs with Alibaba Group”	the transactions under the marketing and platform services procured from Alibaba Group (including the annual caps relating thereto)

“Partially-exempt CCTs with Alibaba Group”	together, the transactions under the following services (including the respective annual caps relating thereto): (1) logistics services procured from Alibaba Group; (2) store operation services provided to Alibaba Group; and (3) warehousing services provided to Alibaba Group

“Partially-exempt CCTs with Creaway Group”	together, the transactions under the following services (including the respective annual caps relating thereto): (1) logistics services provided by the Group on behalf of Creaway Group; and (2) logistics services procured by the Group through Creaway Group

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange

“Primary Conversion Acknowledgement Announcement”	the announcement of the Company dated August 23, 2022 issued pursuant to paragraph 3.24 of the HKEX-GL112-22 regarding the receipt of acknowledgement from the Stock Exchange in respect of the Primary Conversion Application

“Primary Conversion Application”	the Company’s application to the Stock Exchange for the Primary Conversion

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, American depositary shares (each representing three Class A ordinary shares)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, October 5, 2022

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

* for identification purposes only